Exhibit 99.1

LJ INTERNATIONAL INC. ANNOUNCES THIRD QUARTER AND

FIRST NINE MONTHS 2012 UNAUDITED FINANCIAL RESULTS

HONG KONG — November 9, 2012 — LJ International Inc. (NASDAQ: JADE), (“LJI” or “the Company”) a leading colored gemstone and diamond jeweler with retail and wholesale businesses, today announced its unaudited financial results for the third quarter and the first nine months ended September 30, 2012.

Key Financial Highlights:

US$ million except EPS	3Q 2012	Change	9M 2012	Change
Operating Revenue	44.38	0%	139.34	11%
Gross Profit	22.27	(7%)	69.01	8%
Operating Loss	1.32	(155%)	1.68	(117%)
Net Loss	2.04	(220%)	4.12	(147%)
EPS — Basic	(0.16)	(433%)	(0.41)	(442%)
EPS — Diluted	(0.16)	(433%)	(0.41)	(442%)

Third Quarter 2012:

•	Retail revenue was US$30.27 million, up 6% year-over-year.

•	ENZO closed 9 stores and added 24 new stores.

•	Comparable store sales decreased by 21% year-over-year.

•	Wholesale revenue was US$14.11 million, down 10% year-over-year.

First Nine Months 2012:

•	Retail revenue was US$94.75 million, up 17% year-over-year.

•	ENZO closed 11 and added 39 retail stores. As of the end of September 2012 the retail network totaled 240 stores, with 67, 136 and 37 in tier one, tier two and tier three cities, respectively.

•	Comparable stores sales increased 17%, but decreased by 27% and 21% over the first, second and third quarters last year respectively.

•	Wholesale revenue was US$44.59 million, maintaining at a similar level when compared year-over-year.

Yu-Chuan Yih, Chairman and Chief Executive Officer of LJ International, commented, “Our third quarter results were in line with the expectations we set in previously reported financial guidance. Sales growth continued to be affected by a substantial slowdown of the Chinese economy and economic weaknesses in the US and Europe. While ENZO is well positioned to offer a wide range of colored gemset jewelry, it has been hit much harder than other jewelers that focus solely on gold or diamonds. Consequently, same store growth trends have negatively impacted us over the last few quarters. The strategic initiatives designed to improve our product mix through the addition of lower price point product ranges and the realignment of our retail stores network has yielded slow but encouraging results.

“As we continue to roll out new stores in the current market environment, it is important to note that new stores take a significantly longer time to mature, especially when expanding into new and remote cities. In spite of these challenges, the strategic expansion of our nationwide network is imperative to our long term growth. We firmly believe that the Company’s prudent approach to sustain investments in branding, marketing, and infrastructure will strengthen our leadership position in the market as we focus on building a sustainable long term business.”

Third Quarter and First Nine Months 2012 Unaudited Financial Results

Moderate Operating Revenue Performance Reflected by Continued Challenges from Retail Market Environment

Operating revenue in the third quarter was US$44.38 million, maintaining at the same level as the corresponding quarter last year. Operating revenue in the first nine months increased 11% year-over-year to US$139.34 million from US$125.55 million.

Retail revenue1 in the third quarter 2012 recorded a year-over-year increase of 6% to US$30.27 million from US$28.66 million, representing 68% of operating revenue. Retail revenue in the first nine months rose 17% year-over-year to US$94.75 million from US$81.18 million, representing 68% of operating revenue. This slight increase reflected the addition of new stores. The same store sales growth continued to be negative as a result of substantial slowdown of the Chinese economy. The gem-set and diamond jewelry accounted for over 85% and 82% of total revenue for the third quarter and first nine months of 2012, recording a year over year decrease of 3% and 3% respectively. Although the gold jewelry saw a reasonable volume increase of 2% year over year for the third quarter and first nine months of 2012, it has had a negative impact on margin.

Wholesale revenue in the third quarter 2012 was US$14.11 million, down 10% year-over-year from US$15.61 million in the corresponding period of 2011, accounting for 32% of operating revenue. Wholesale revenue in the first nine months was US$44.59 million, maintaining at a similar level to the corresponding period in 2011, accounting for 32% of operating revenue. The export markets remained challenging and attributed to overall business contraction.

[1]	Retail revenue (Reclassified/adjusted for 2011)

Adjustment of revenue recognition: Subsequent to the filing of quarterly result for the quarters ended March 31, June 30 and September 30 of 2011 on May 16, August 25 and November 15, 2011 respectively, we identified adjustment requirements on recognition of retail revenue which was related to the trading of color stones. The Q1, Q2 and Q3 figures have been adjusted as below.

	2011 Q1	2011 Q2	2011 Q3
	US$ million	US$ million	US$ million
Retail revenue, as reported	27.81	28.40	32.65
Adjustment	(2.29)	(1.40)	(3.99)

Retail revenue after adjustment	25.52	27.00	28.66
Retail gross profit, as reported	16.51	18.85	20.51
Adjustment	(0.17)	(0.10)	(0.29)

Retail gross profit after adjustment	16.34	18.75	20.22

In the third quarter, sales from the U.S. was up 7% year-over-year, representing 79% of wholesale revenue. Sales from Europe, and Asia and other markets decreased 37% and 64%, respectively, representing 18% and 3% of wholesale revenue, respectively.

On a nine month basis, sales from the U.S. increased 2%, representing 70% of wholesale revenue. Sales from Europe increased 6%, and Asia and other markets decreased 29% year-over-year, representing 25% and 5% of wholesale revenue, respectively.

Gross Margin Negatively Impacted As Retail Gross Margin Continued to Contract

Gross profit in the third quarter 2012 was US$22.27 million, down 7% year-over-year from US$23.92 million in the same period of 2011. Gross profit in the first nine months of 2012 increased 8% year-over-year to US$69.01 million from US$64.11 million.

Gross profit margin in the third quarter 2012 was 50%, compared to 54% in the third quarter 2011. Gross profit margin in the first nine months 2012 was 50%, compared to 51% in the first nine months 2011. The decrease in gross profit margin was a result of margin contractions across both retail and wholesale businesses.

Retail gross profit in the third quarter 2012 decreased by 4% year-over-year to US$19.47 million. Retail gross profit in the first nine months 2012 increased 7% year-over-year to US$59.23 million. Retail gross profit margin in the third quarter 2012 was 64%, compared to 71% in the same period of 2011. Retail gross profit margin in the first nine months 2012 was 63%, compared to 68% in the same period of 2011. The continued contraction in margin was mainly due to the shift of our sales mix towards lowered margin gold and diamond jewelry in the absence of an affordable range of colored gemset jewelry, to capture a broader customer segment in a soft market.

The introduction of colored gemset jewelry at entry price points since last quarter is one of our key tactical imperatives to further diversify into higher margin product offerings. In addition, the Company has decided to discontinue the gold jewelry product line to further enhance the margin profile of the retail business in the long term.

Wholesale gross profit in the third quarter 2012 was US$2.80 million, down 24% year-over-year. Wholesale gross profit in the first nine months 2012 was US$9.78 million, up 11% year-over-year. Wholesale gross profit margin in the third quarter 2012 was 20%, compared to 24% the same quarter 2011. Wholesale gross profit margin in the first nine months of 2012 was 22%, compared to 20% in the same period in 2011.

SG&A Expenses Increased to Support the Rollout of New Stores

Selling, general and administrative expenses (SG&A) in the third quarter 2012 increased 7% year-over-year to US$21.62 million from US$20.29 million. As a percentage of operating revenue, selling, general and administrative expenses were 49%, compared to 46% in the third quarter 2011. Selling, general and administrative expenses in the first nine months of 2012 increased 29% year-over-year to US$65.94 million from US$51.25 million. As a percentage of operating revenue, selling, general and administrative expenses were 47%, compared to 41% in the first nine months of 2011.

Within SG&A, rental expenses in the third quarter 2012 increased 10% year-over-year to US$7.28 million from US$6.62 million. As a percentage of operating revenue, rental expenses were 16%, compared to 15% in the third quarter 2011. Rental expenses in the first nine months 2012 increased 22% year-over-year to US$22.44 million from US$18.38 million. As a percentage of operating revenue, rental expenses were 16%, compared to 15% in the same period last year. The increase of SG&A expenses was primarily due to increased rental space and marketing expenses to support the expansion of the retail network.

Depreciation in the third quarter 2012 was US$2.00 million, up 72% year-over-year from US$1.17 million. Depreciation in the first nine months of 2012 was US$4.62 million, up 53% year-over-year from US$3.01 million.

Operating expenses, including selling, general and administrative expenses, net gain (loss) on derivatives and depreciation, increased 10% year-over-year to US$23.59 million in the third quarter 2012 from US$21.51 million. As a percentage of operating revenue, operating expenses were 53%, compared to 49% in the third quarter 2011. Operating expenses in the first nine months of 2012 increased 30% year-over-year to US$70.69 million from US$54.26 million. As a percentage of operating revenue, operating expenses were 51%, compared to 43% in the first nine months 2011.

Operating Loss Impacted by Softened Retail Revenue Growth and Continued Investment Necessary to Build a Sustainable Long Term Business

Operating loss in the third quarter 2012 was US$1.32 million, compared to an operating income of US$2.41 million in the same period of 2011. Operating loss in the first nine months of 2012 was US$1.68 million, compared to an operating income of US$ 9.85 million in the same period of 2011.

Operating loss from the retail business in the third quarter 2012 was US$0.45 million, compared to an operating income of US$3.37 million in the same period of 2011. Operating income from the retail business in the first nine months of 2012 was US$0.24 million, compared to an operating income of US$11.26 million in the same period of 2011. The combination of the lack of sales leverage against the fixed costs from a continued rollout of the retail network and necessary investments critical to our long term business growth was the main factor contributing to the operating loss.

Operating income from the wholesale business in the third quarter 2012 was US$0.03 million, compared to an operating loss of US$0.72 million in the third quarter 2011. Operating income from the wholesale business in the first nine months of 2012 was US$0.37 million, compared to an operating loss of US$0.43 million in the same period of 2011.

Net other losses in the third quarter 2012 amounted to US$0.60 million, compared to net other gains of US$0.49 million in the third quarter 2011. Net other losses in the first nine months 2012 was US$2.17 million, compared to net other gains of US$1.54 million in the same period 2011. The losses were primarily due to a lower gain in fair value of warrants and options liabilities and higher interest expenses.

Income tax expenses in the third quarter 2012 were US$0.12 million, compared to US$1.20 million in the third quarter 2011. Income tax expenses in the first nine months of 2012 were US$0.27 million, compared to US$2.60 million in the first nine months of 2011.

Net loss in the third quarter 2012 was US$2.04 million, compared to a net income of US$1.70 million in the third quarter 2011. Basic and diluted loss per share stood at US$0.16 each, compared to US$0.03 each in the third quarter 2011.

Net loss in the first nine months of 2012 was US$4.12 million, compared to a net income of US$8.79 million last year. Basic and diluted loss per share was US$0.41 each, compared to basic and diluted earnings per share of US$0.12 each in the same period of 2011.

Balance Sheet Remains Sound

Cash, and bank balance and restricted cash totaled US$27.48 million on September 30, 2012, compared to US$25.52 million on December 31, 2011.

Trade receivables were US$29.75 million on September 30, 2012, compared to US$42.81 million on December 31, 2011. The change reflected the pattern of seasonality in both businesses.

Inventories increased 13% to US$195.13 million on September 30, 2012, from US$173.39 million on December 31, 2011. The inventory was increased to support the opening of new stores.

Working capital (current assets minus current liabilities) amounted to US$136.67 million on September 30, 2012, compared to US$146.63 million on June 30, 2012 and US$150.21 million on December 31, 2011.

2012 Guidance:

The Company maintains its view to expect retail revenue for full year 2012 to be in the range of US$130 million to US$133 million, representing a 15% to 18% year-over-year growth. Wholesale revenue is expected to maintain at a similar level as in 2011. This represents our current and preliminary view, which is subject to change.

About LJ International Inc.

LJ International Inc. (LJI) (NASDAQ:JADE) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information on the Company, visit the Company’s website at www.ljintl.com.

Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Investor Relations contact:

LJ International, Inc.

Mr. Ringo Ng

T: 852-2764 3622

E: ir@ljintl.com

– FINANCIAL TABLES TO FOLLOW –

LJ INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	US$	US$	US$	US$
		(Restated)[1]		(Restated)[1]
Operating revenue	44,377	44,269	139,339	125,545
Costs of goods sold	(22,111)	(20,352)	(70,329)	(61,436)

Gross profit	22,266	23,917	69,010	64,109

Operating expenses
Selling, general and administrative expenses	(21,624)	(20,288)	(65,939)	(51,252)
Net gain (loss) on derivatives	39	(54)	(138)	(1)
Depreciation	(2,005)	(1,169)	(4,615)	(3,010)

Operating (loss) income	(1,324)	2,406	(1,682)	9,846
Interest income	52	68	151	309
Change in fair value of warrants and options liabilities	416	632	359	1,903
Change in fair value of life insurance contracts	7	—	20	—
Exchange (loss) gain	(3)	341	(116)	638
Loss on sales of securities	(8)	(196)	(40)	(250)
Interest expenses	(1,065)	(355)	(2,544)	(1,056)

(Loss) income before income taxes and non-controlling interests	(1,925)	2,896	(3,852)	11,390
Income taxes expense	(119)	(1,196)	(272)	(2,597)

Net (loss) income	(2,044)	1,700	(4,124)	8,793
Net income attributable to non-controlling interests	(11)	(3)	(28)	(5)

Net (loss) income attributable to LJ International Inc.	(2,055)	1,697	(4,152)	8,788
Deemed dividend to redeemable convertible preferred shares of a subsidiary	(3,057)	(2,383)	(8,629)	(3,891)

Net (loss) income attributable to common shareholders of LJ International Inc.	(5,112)	(686)	(12,781)	4,897

(Loss) earnings per share:
Basic	(0.16)	(0.03)	(0.41)	0.12
Diluted	(0.16)	(0.03)	(0.41)	0.12
Weighted average number of shares used in calculating basic (loss) earnings per share	31,792,042	30,428,879	31,433,307	30,115,185
Weighted average number of shares used in calculating diluted (loss) earnings per share	31,792,042	30,428,879	31,433,307	30,115,185

Net (loss) income	(2,044)	1,700	(4,124)	8,793
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	22	766	(502)	1,270
Unrealized holding gain (loss) on available-for-sales securities	47	(268)	103	(405)
Realized loss on sale of available-for-sale securities	6	201	33	260

Other comprehensive income (loss)	75	699	(366)	1,125

Comprehensive (loss) income	(1,969)	2,399	(4,490)	9,918
Less: comprehensive income attributable to the non-controlling interests	(11)	(3)	(28)	(5)

Comprehensive (loss) income attributable to LJI shareholders	(1,980)	2,396	(4,518)	9,913

LJ INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT PER SHARE DATA)

	As of September 30, 2012	As of December 31, 2011
	(Unaudited)
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	14,023	18,649
Restricted cash	13,457	6,866
Trade receivables, net	29,750	42,808
Available-for-sale securities	2,237	2,050
Inventories	195,133	173,391
Derivatives	—	15
Deferred tax assets	674	1,108
Prepayments and other current assets	9,673	8,958

Total current assets	264,947	253,845
Non-current assets
Properties held for lease, net	381	398
Property, plant and equipment, net	19,969	14,704
Investments in life insurance contracts	1,370	445
Deferred tax assets	1,766	1,083
Other non-current assets	1,122	—
Goodwill, net	1,521	1,521

Total non-current assets	26,129	18,151

Total assets	291,076	271,996

Liabilities and shareholders’ equity
Current liabilities
Bank overdrafts	3,332	2,877
Notes payable	54,082	13,215
Capitalized lease obligation, current portion	18	30
Letters of credit, gold loan and others	27,629	36,379
Derivatives	123	—
Shareholder’s loan	1,431	1,583
Warrants and options liabilities	1,727	2,086
Trade payables and other accruals	37,084	43,678
Income taxes payable	1,814	3,478
Deferred tax liabilities	1,040	306

Total current liabilities	128,280	103,632
Non-current liabilities
Notes payable	5,625	7,500
Capitalized lease obligation	19	—

Total non-current liabilities	5,644	7,500

Total liabilities	133,924	111,132

Redeemable convertible preferred shares of subsidiary, par value US$0.01 each, 1 million shares authorized; 359,826 shares issued and outstanding as of September 30, 2012 and December 31, 2011	50,659	42,030

Shareholders’ Equity
Common stocks, par value US$0.01 each, 100 million shares authorized; 31,810,672 and 30,607,672 shares issued and outstanding as of September 30, 2012 and December 31, 2011	318	306
Additional paid-in capital	71,719	70,953
Accumulated other comprehensive income	3,491	3,857
Retained earnings	30,743	43,524

Total LJ International Inc. shareholders’ equity	106,271	118,640
Non-controlling interests	222	194

Total shareholders’ equity	106,493	118,834

Total liabilities and shareholders’ equity	291,076	271,996